3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

falcoj@pepperlaw.com

January 3, 2020

Via EDGAR

Alison White, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  StoneCastle Financial Corp.

  1940 Act File No. 811-22853

Dear Ms. White:

This letter addresses the oral comments of the Commission’s staff (the “Staff”) provided on December 20, 2019 with respect to the preliminary proxy materials of StoneCastle Financial Corp. (the “Company”) filed with the Commission on December 17, 2019 pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934.

The Staff’s comments are set forth below in italicized text followed by the Company’s response. Capitalized terms used herein but not defined shall have the meaning provided in the preliminary proxy materials filed with the Commission on December 17, 2019.

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1.       On page 3 of the Proxy Statement, revise the response to the “Question: How Many Votes do I have?” to include disclosure similar to that on page 40 that there are pro rata voting rights for any fractional shares.

Response: The proxy statement has been revised to address the Staff’s comment.

2.       On page 4 of the Proxy Statement, the last sentence of the second paragraph under “Question: Who is ArrowMark Partners?” includes the terms “BANX mandate” and “Term Asset-Backed Securities Loan Facility program.” Include a brief explanation of these terms.

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Ms. Alison White

January 3, 2020

Response: The term “BANX mandate” has been removed and replaced with the “Company’s investment goals and strategies.” The reference to “Term Asset-Backed Securities Loan Facility program” is a reference to the Federal Reserve’s program that began operation in 2009. A brief description of this program has been added to this paragraph of the proxy statement.

3.       On page 6 of the Proxy Statement, the last sentence under “Question: How will the Company be managed following the Transaction?” states that the Company will “rotate out of lower-yielding assets into higher yielding assets.” If the transition to higher yielding assets will have a material impact on the Company’s risks, disclose such risks or increased risk throughout the Proxy Statement.

Response: The disclosure on page 6 of the Proxy Statement has been modified to state that “StoneCastle-ArrowMark intends to rotate out of assets with a lower interest rate into assets with a more attractive interest rate relative to the credit quality of such assets. For more information, please see the discussion of the “ArrowMark Partners Investment Pipeline” on page 20, below.” StoneCastle-ArrowMark believes that the anticipated investments into Alternative Capital Securities will not alter the overall risks related to an investment in the Company. This is because StoneCastle-ArrowMark anticipates that any new investments into Alternative Capital Securities will have the same or similar credit quality as those that would be replaced by the Alternative Capital Securities, and accordingly there will not be a material change to the overall credit quality of the Company’s portfolio holdings. Accordingly, the Company does not believe that such investments will expose it to additional risk. It has, however, modified its disclosure to supply several risk factors generally applicable to alternative capital securities on page 20 of the Proxy Statement.

4.       On page 9, remove the term “generally” in the first sentence of the response to “Question: Who will bear the expenses associated with completing the Transaction?”

Response: The proxy statement has been revised to address the Staff’s comment.

5.       On page 19, in the table summarizing the differences between Section 11 of the Current Investment Advisory Agreement and the New Investment Advisory Agreement, the Staff notes changes to the list of expenses that are the responsibility of the Company. To the extent these changes have the effect of increasing the expenses paid by the Company include the required disclosure under Item 22(a)(3)(iv) of Schedule 14A.

Response: Section 11 of the New Investment Advisory Agreement was revised to describe with more specificity the expenses of the investment adviser that are currently payable by the Company. Accordingly, the contractual terms of the New Investment Advisory Agreement will not result in the Company paying expenses for which it was not previously responsible under the

Ms. Alison White

January 3, 2020

Current Investment Advisory Agreement. The Current Adviser is permitted to seek reimbursement for these enumerated expenses under the Current Investment Advisory Agreement, although historically the Current Adviser has opted not to do so. Please see page 18 of the proxy statement for a discussion of the Current Adviser’s historical practice regarding expenses. StoneCastle-ArrowMark has stated that it will not seek such reimbursement, consistent with the Current Adviser’s historical practice, for a two-year period following the close of the Transaction.

6.       Confirm in your response to the Staff that ArrowMark Partners or StoneCastle-ArrowMark do not manage other registered investment companies with substantially similar investment strategies as the Company or, to the extent they do, provide disclosure required by Item 22(c)(10) of Schedule 14A.

Response: Neither ArrowMark Partners nor StoneCastle-ArrowMark manages other registered investment companies with substantially similar investment strategies as the Company.

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Please direct any questions concerning this letter to my attention at 215.981.4659 or, in my absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joshua S. Siegel, Chairman of the Board and Chief Executive Officer of the Company John M. Ford, Esq.